Exhibit 12
MARRIOTT INTERNATIONAL, INC. (“Marriott”)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Six Weeks Ended
($ in millions, except ratio)	September 9, 2011	September 10, 2010
Income before income taxes	$154	$441
Losses related to equity method investees	6	20
	160	461
Add/(deduct):
Fixed charges	197	210
Interest capitalized	(14)	(11)
Distributed income of equity method investees	5	3
Earnings available for fixed charges	$348	$663
Fixed charges:
Interest expensed and capitalized(1)	$131	$141
Estimate of interest within rent expense	66	69
Total fixed charges	$197	$210
Ratio of earnings to fixed charges	1.8	3.2

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12